Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

April 5, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2024 The Nasdaq Stock Market (the "Exchange") received from Generation Asia I Acquisition Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A ordinary shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance

Sincerely,

Eun Ah Choi